UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ForgeRock, Inc.

(Name of Issuer)

Common Stock Class A, par value $.001

(Title of Class of Securities)

34631B101

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 23, 2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34631B101	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Financial LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON

IA; OO

CUSIP No. 34631B101	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 34631B101	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON:

Supernova Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 34631B101	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON:

David J. Snyderman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON

HC; IN

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) with the SEC on March 20, 2023, (as amended by this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Shares. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), and (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund, and (iii) Magnetar Relative Value Master Fund Ltd (“Relative Value Master Fund”) a Cayman Islands exempted company, collectively (the “Funds”),

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of the Schedule 13D on March 20, 2023, the Reporting Persons purchased 186,132 Shares between March 20 and August 22, 2023, which consisted of 106,000 Shares purchased for the benefit of PRA Master Fund; 31,799 Shares purchased for the benefit of Systematic Master Fund and 48,333 Shares purchased for the benefit of Relative Value Master Fund.

In addition, since the filing of the Schedule 13D on March 20, 2023, the Reporting Persons sold 166,542 Shares between March 20 and August 22, 2023, which consisted of 123,780 Shares sold for the benefit of PRA Master Fund; 41,074 Shares sold for the benefit of Systematic Master Fund; and 1,688 Shares for Relative Value Master Fund.

Finally, on August 23, 2023, the Issuer consummated a merger (the “Merger”) pursuant to which each issued and outstanding Shares were delisted and $23.25 per Share was received. In connection with the Merger, the Reporting Persons’ 2,864,556 Shares, which consisted of 945,838 Shares held for the benefit of Systematic Master Fund; 703,498 Shares held for the benefit of PRA Master Fund; and 46,645 Shares held for the benefit of Relative Value Master Fund were delisted and converted into cash.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended to add the following information for updating:

(a)               As of the closing of the Merger on August 23, 2023, each of the Reporting Persons may have been deemed to have beneficial ownership of 0 Shares.

(b)               As of the closing of the Merger on August 23, 2023, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.

(c)               The response to Item 4 of this Amendment No. 1 is incorporated herein by reference. Except as set forth in Schedule C, Schedule D and Item 4 of this Amendment No. 1, the Funds had no transactions in the Shares since the filing of The Schedule 13D on March 20, 2023. All of the transactions set forth on Schedule A and Schedule B attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule C were effected in open market transactions on the NYSE and various other trading markets.

(e)               As of August 23, 2023, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date August 25, 2023

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member
By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

magnetar capital partners LP

By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

supernova management llc

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman

SCHEDULE C

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
4/6/2023	20,746	20.36983	(3)
4/10/2023	27,258	20.18650	(4)
4/11/2023	17,058	20.30964	(5)
4/12/2023	24,258	20.44427	(6)
4/13/2023	16,958	20.50441	(7)
4/14/2023	10,058	20.49192	(8)
4/17/2023	17,065	20.62964	(9)
4/18/2023	4,398	20.70653	(10)
5/1/2023	30.926	20.09482	(11)
5/2/2023	17,407	19.97152	(12)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $20.36983 per share, at prices ranging from $20.21 to $20.47 per share.

(4) Reflects a weighted average purchase price of $20.18650 per share, at prices ranging from 20.15 to $20.22 per share.

(5) Reflects a weighted average purchase price of $20.30964 per share, at prices ranging from $20.20 to $20.37 per share.

(6) Reflects a weighted average purchase price of $20.44427 per share, at prices ranging from $20.32 to $20.54 per share.

(7) Reflects a weighted average purchase price of $20.50441per share, at prices ranging from $20.46 to $20.54 per share.

(8) Reflects a weighted average purchase price of $20.49192 per share, at prices ranging from $20.43 to $20.54 per share.

(9) Reflects a weighted average purchase price of $20.62964 per share, at prices ranging from $20.46 to $20.74 per share.

(10) Reflects a weighted average purchase price of $20.70653 per share, at prices ranging from $20.61 to $20.81 per share.

(11) Reflects a weighted average purchase price of $20.09482per share, at prices ranging from $20.05 to $20.20 per share.

(12) Reflects a weighted average purchase price of $19.97152per share, at prices ranging from $19.86 to $20.13 per share.

SCHEDULE D

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
5/31/2023	86,839	20.09614	(3)
6/12023	34,971	19.82870	(4)
6/2/2023	17,911	19.91219	(5)
6/5/2023	26,480	19.84512	(6)
6/6/2023	341	19.73857	(7)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $20.09614 per share, at prices ranging from $19.88 to $20.15 per share.

(4) Reflects a weighted average purchase price of $19.82870 per share, at prices ranging from $19.73 to $20.04 per share.

(5) Reflects a weighted average purchase price of $19.91219 per share, at prices ranging from $19.85 to $19.95 per share.

(6) Reflects a weighted average purchase price of $19.84512 per share, at prices ranging from $19.79 to $20.00 per share.

(7) Reflects a weighted average purchase price of $19.73857 per share, at prices ranging from $19.65 to $19.87 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 25, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on August 25, 2023.